Exhibit 99.1

Agria Corporation Files Notice to Review NYSE Delisting

AUCKLAND, NEW ZEALAND— November 22, 2016 -- Agria Corporation (NYSE: GRO) (“Aria” or “the Company”) announced today that on November 17, 2016, it filed a notice (the “Notice”) requesting a Committee of the Board of Directors of the New York Stock Exchange (the “NYSE”) to review the decision by the NYSE to delist the American Depositary Shares (“ADSs”) of Agria traded on the NYSE. Trading of the Company’s ADSs was suspended on November 3, 2016. In the Notice, the Company challenged the NYSE’s delisting decision on several grounds. The Company will continue to work with the NYSE during the appeal process.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com